May 22, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Terence O’Brien, Accounting Branch Chief
                      Nudrat Salik, Staff Accountant

Re:	SolarCity Corporation Form 10-K for the Year Ended December 31, 2014 Filed February 24, 2015 Form 8-K Filed February 18, 2015 File No. 1-35758

Ladies and Gentlemen:

SolarCity Corporation (“SolarCity” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 8, 2015 (the “Comment Letter”), relating to SolarCity’s Form 10-K for the Year Ended December 31, 2014 (File No. 001-35758) originally filed with the Commission on February 24, 2015 (the “Form 10-K”), and SolarCity’s Current Report on Form 8-K (File No. 001-35758) originally filed with the Commission on February 18, 2015 (the “Form 8-K”).  In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.

Form 10-K
Revenue Recognition, page 46

1. Please explain why you believe the arrangement consideration is not fixed or determinable for the solar energy systems sold under MyPower contracts. Provide us with a summary of the relevant terms and conditions of the sales and loan agreements. Tell us the specific accounting guidance you relied on in your determination.

We respectfully advise the Staff that the Company formally launched the MyPower solar energy system product offering in the fourth quarter of 2014. The key terms and conditions of the MyPower sale and loan agreements are as follows:

o	The Company contracts to sell solar energy systems to qualified residential customers and provides a 30-year loan to finance the purchase through one of its wholly owned subsidiaries;
o	On the delivery of the solar energy system the customer assumes legal title and bears the risk of loss if the solar energy system is damaged or destroyed;
o

The MyPower loans have a 30-year extended payment term that is repaid through variable monthly repayments that are calculated based on the amount of electricity generated by the solar energy systems and a contractual repayment rate, that may escalate over the loan term;

3055 Clearview Way   San Mateo, CA  94402   T (650) 638-1028  (888) SOL-CITY    F 650.638-1029   solarcity.com

AZ ROC 243771/ROC 245450, CA CSLB 888104, CO EC8041, CT HIC 0632778/ELC 0125305, DE 2011120386/ T1-6032, DC 410514000080/ECC902585, FL EC13006226, HI CT-29770, MA HIC 168572/EL-1136MR, MD HIC 128948/11805, NV NV20121135172/EC 0078648, NJ NJHIC#13VH06160600/34EI01732700, NM EE98-379590, OR CB180498/C562, PA HICPA077343, TX TECL27006, VA ELE2705153278, WA SOLARC*919O1/SOLARC*905P7. Nassau H2409710000, Greene A-486, Suffolk 52057-H, Putnam PC6041, Rockland H-11864-40-00-00, Westchester WC-26088-H13, N.Y.C #2001384-DCA. SCENYC: N.Y.C. Licensed Electrician, #12610, #004485, 155 Water St, 6th Fl., Unit 10, Brooklyn, NY 11201, #2013966-DCA © 2015 SolarCity Corporation. All rights reserved.

Securities and Exchange Commission
May 22, 2015

o

The loan principal may be repaid over a longer or shorter period than the estimated 30-year contractual period if the solar energy system under or over produces energy, respectively, as compared to our production estimates. However, in the case of an under producing system the loan must be repaid within 31-years;

o	The interest rate on the loan is fixed through the term of the loan;
o	The customer has the option to prepay the loan in whole or in part at any time without penalty;
o	The Company has a security interest in the solar energy system and the ability to disconnect the system in the event of a customer default;
o	The customer has no refund rights for any amounts paid for the MyPower loan nor any contractual rights to return the system;
o	There are no discounts offered for any future products or services;
o	As the owner of the solar energy system, the customer benefits from available federal tax credits and any other incentives; and
o	The Company provides a standard 30-year limited warranty and ongoing system monitoring services.

Pursuant to Accounting Standards Codification 605-10-S99 SEC Materials and Staff Accounting Bulletin Topic 13, Revenue Recognition, we have considered various factors related to the fixed or determinable requirement for revenue recognition related to solar energy systems sold to our customers.  At the initiation of the MyPower agreements we have a fixed contracted price for the solar energy system, a fixed loan interest rate and fixed loan term, however we considered the following factors in our determination that the arrangement has not met the fixed and determinable revenue recognition criteria at the outset of the customer arrangement:

o

The MyPower arrangement and product offering (e.g., a solar energy system paired with a 30-year financing arrangement) is unique.  The Company does not have a history of offering similar financing arrangements and is not aware of any similar product offerings being sold by our competitors in the market place that have similar extended payment terms. Accordingly, the Company has limited market history for similar solar loan programs based upon a similar asset class;

o

Customer preferences and satisfaction during the life of these long-term contracts, including as a result of technological advances in solar energy systems over time, may adversely impact the perceived value that the installed solar energy systems will deliver to our customers over the term of their useful lives. As a result, the Company may be incented to offer future inducements or concessions to ensure these customers remain satisfied and perform according to their obligations under the agreements;

o

Our MyPower product pricing strategy has been to price the MyPower loan repayment rate below the then current prevailing utility rate for retail energy.  Decreases in the retail prices of electricity from the utilities or from other renewable energy sources may occur for a number of reasons, and may make the purchase of our solar energy systems less economically attractive. In the event of such a decrease, we would be at a competitive disadvantage and this may compel the Company to amend the terms of its contract with its customer to ensure continued performance and remain competitive;

o

Given the extended loan repayment term and the Company’s and solar industry’s limited history of transactions similar to MyPower, the Company is currently unable to assert that it will not offer or grant concessions in future periods to maintain customer relationships; and

o

Although the Company has very limited history with a long-term solar loan program and future customer behavior, it does have some experience with the leasing of solar energy systems over extended periods that have similarities to the MyPower product. As we develop more history with both products we believe that this might allow us to better predict long term customer behavior.

Securities and Exchange Commission
May 22, 2015

The MyPower product is a unique offering for the Company and also within the broader industry and currently there is limited product and customer history.  Given this limited history in conjunction with the above aforementioned factors, the Company believes it is appropriate to defer the recognition of revenue and recognize solar energy system revenue as the loan is repaid.  As previously disclosed the Company will continue to monitor its experience with this loan program, as well as developments in the market, and will reassess these conclusions in the future as the product and market adoption matures.

Form 10-K
Note 11. Indebtedness, page 105

2. In connection with the issuance of the convertible senior notes in September 2014 and October 2014, you entered into capped call option agreements to reduce the potential dilution to holders of your common stock upon conversion of the convertible senior notes. Please address the following in regards to these capped call agreements:

•

Please provide us with a summary of the key terms of these agreements, including provisions that could cause adjustments to the initial strike and cap prices and any provisions that could affect your ability to choose net cash settlement or settlement in shares. Correspondingly address how your evaluation of these terms led you to determine that equity classification would be appropriate pursuant to ASC 815-40;

The Company respectfully informs the Staff that in connection with the convertible senior notes issued in September 2014 and the convertible senior notes issued in connection with the overallotment option exercised in October 2014, the Company entered into two separate capped call option agreements. The Company was not legally obligated to execute the second capped call option and only initiated to do so once the overallotment option for the convertible senior notes was exercised.

The Company paid an aggregate premium of $65.2 million for the capped call options. From the Company’s perspective, the capped call options are net purchased call options on the Company’s own shares. The capped call options allow the Company to purchase shares of its own stock at a specified strike price (which will generally be the same as the strike price of the conversion option in the convertible senior notes, currently $83.5282). The capped call options cover 6,776,152 shares of the Company’s common stock on conversion of the notes and would be in-the-money from the Company’s standpoint to the extent that the underlying stock price is above $83.5282. However, there is a capped price of $126.08 that effectively places a cap on the settlement value (or limits the number of share to be received upon net-share settlement) upon exercise of the capped call option.

The other key terms of the capped call option agreements are as follows:

•

Components: The capped call option agreements are divided into individual components, each with the same terms and each with the number of options and expiration dates set forth in the agreements. The exercise, valuation, and settlement of each component will be effected separately as if each component were a separate transaction under the agreements.

•	Exercisability: Only on the expiration dates.
•	Expiration dates: Various dates between September 4, 2019 and October 29, 2019 for each component.
•

Automatic exercise: The number of options for the relevant component will be deemed to be automatically exercised on the expiration date for such component if at such time such component is in-the-money (i.e., the relevant price on the expiration date for such component is greater than the strike price for such component).

•	Settlement provision:
o	Default: Net share settlement

Securities and Exchange Commission
May 22, 2015

o	Optional: The Company can elect to receive a cash equivalent value instead of shares
•	Adjustments: In the event of:
o	a merger;
o	a tender offer;
o	nationalization, insolvency or a delisting of the Company’s common stock;
o	changes in law;
o	failure to deliver;
o	insolvency filing;
o	stock splits, combinations, dividends, repurchases or similar events, or
o	an announcement of certain of the preceding actions,

then, (a) the market price of the Company’s common stock would be estimated as necessary, (b) the terms of the capped call options would be adjusted or the capped call options would be early terminated as necessary, or (c) the settlement would be in the replacement for the Company’s common stock as necessary, if the Company elected share settlement.

While the capped call transactions were entered into in connection with the issued convertible senior notes, the Company considered ASC 480-10-20 to determine if the capped call options meet the definition of freestanding financial instruments based on the following conditions:

1.	They were entered into separately and apart from the Company’s other financial instruments or equity transactions.
2.	They were entered into in conjunction with some other transaction that is legally detachable and separately exercisable.

We initially issued the convertible senior notes to five initial purchasers, who advised us that they intended to resell the convertible senior notes to “qualified institutional buyers” in compliance with Rule 144A, and to make a market in the convertible senior notes.  Three of the initial purchasers were also counterparties to the capped call arrangements.  While we believe that the initial purchasers may have retained a portion of the convertible senior notes for their own account, or sold some portion to their affiliates, we believe that the vast majority of the convertible senior notes were ultimately sold to different investors than the capped call counterparties.

The capped call options were entered into in conjunction with the issuance of the convertible senior notes. However, they are legally separate agreements that can be separately exercised, with the receipt of shares under the capped call options having no effect on the convertible senior notes, and are legally detachable as they were executed with different counterparties than the ultimate purchasers of the convertible senior notes. As the capped call options are both legally detachable and separately exercisable from the convertible senior notes, they should be considered freestanding instruments separate from the convertible senior notes.

The Company further considered ASC 815-10-15-9 to determine if the convertible senior notes and capped call options should be viewed as one unit of account (and not accounted for separately) based on the following indicators:

1.

The ultimate holders of the convertible senior notes and the counterparties to the capped call options are not the same. The convertible senior notes were ultimately issued to qualified institutional investors, while three of the initial purchasers are the counterparties to the capped call options.

Securities and Exchange Commission
May 22, 2015

2.

The instruments do not relate to the same risk. The convertible senior notes expose holders to both interest and equity risk, while the capped call options only involve exposure to equity risk of the issuer. The capped call options and convertible senior notes also have different maturity dates.

3.

There is a substantive business reason to have the convertible senior notes and capped call options executed separately. The convertible senior note investors prefer a lower conversion price while issuers prefer a higher conversion price. The capped call options economically transform lower conversion price convertible senior notes to higher conversion price convertible senior notes.

Based on the above considerations, the Company concluded that the capped call options should be accounted for separately from the convertible senior notes.

The Company next considered whether the capped call options represent liabilities pursuant to ASC 480. The Company notes that, pursuant to ASC 480-10-25-8 through 25-13, if a financial instrument, other than outstanding shares, embodies an obligation of the issuer to transfer assets, the instrument would be a liability. The Company also notes that, pursuant to ASC 480-10-25-14, liability classification would be required if at inception, the monetary amount of the obligation to deliver variable shares is based solely or predominantly on any one of the following conditions: a) has a fixed value, b) derives its value predominantly from some underlying other than the fair value of the issuer’s shares, or c) has a value to the counterparty that moves in the opposite direction as the issuer’s shares. While the capped call is in the form of an option it is structured with an automatic exercise provision that requires settlement when the option is in–the-money. However, the default settlement is net-share and therefore although the automatic exercise provision requires settlement if the options are in-the-money, the settlement will only require a cashless transfer of shares to the Company and therefore does not require the repurchase of shares by way of a transfer of assets. Therefore the Company concluded that the capped call options do not embody an obligation by the issuer to repurchase its equity shares. Furthermore, the capped call option does not require the issuance of a variable number of shares and therefore, the capped call options do not represent liabilities pursuant to ASC 480.

We further advise the Staff that the Company then considered whether the capped call options meet the definition of a derivative pursuant to ASC 815-10-15-83. The capped call options have at least one underlying security (the Company’s stock price), and a notional amount (approximately 6.8 million common shares). Also, the initial investment is less, by more than a nominal amount, than would otherwise be required to invest directly in the underlying shares. Further, the capped call options allow for contractual net settlement, with only a one-way transfer of the intrinsic value of the option in shares of the Company’s common stock or cash at the Company’s election. Therefore, the Company concludes the capped call options meet the definition of a derivative pursuant to ASC 815.

As the capped call options meet the definition of a derivative, they must then be evaluated under ASC 815-10-15-74(a), to determine if they receive an exception from derivative accounting pursuant to ASC 815 and therefore may be classified in equity. Pursuant to ASC 815-10-15-74(a) this derivative scope exception is available for contracts that are considered both a) indexed to the Company’s own stock and b) eligible to be classified in stockholders’ equity.

Indexation to Own Equity

With respect to the first criterion above, ASC 815-40-15 establishes a two-step process for evaluating whether equity-linked financial instruments and embedded features are indexed to a company’s own stock for the purpose of determining whether the scope exception described in ASC 815 applies.

Step 1: Evaluate the instrument’s contingent exercise provisions, if any

Securities and Exchange Commission
May 22, 2015

The number of options for the relevant component of the capped call agreements will be automatically exercised on the expiration date for such component if the component is then in-the-money (i.e., the relevant price on the expiration date for such component is greater than the strike price for such component).

The counterparties have a right to postpone an exercise or settlement date by no later than the Final Termination Date, December 30, 2019, at their commercially reasonable discretion in order to preserve the counterparties’ hedging or hedge unwind activity hereunder in light of existing liquidity conditions in the cash market, the stock borrow market or any other relevant market, or to enable the counterparties to effect purchases of shares in connection with their hedging, hedge unwind or settlement activity in a manner that would be in compliance with applicable legal, regulatory or self-regulatory requirements, or with related procedures applicable to the counterparties.  Again, these exercise contingencies are not based on (a) an observable market, other than the market for the issuer’s stock, or (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations. Therefore, these provisions do not preclude the capped call options from being considered indexed to the Company’s own stock.

Settlement of the components can be accelerated by the following events: merger; tender offer; nationalization, insolvency or delisting; event of default; a change in law; failure to deliver; insolvency filing; or an announcement of certain of these events. None of these are contingencies based on (a) an observable market, other than the market for the issuer’s stock, or (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations. Therefore, these provisions do not preclude the capped call options from being considered indexed to the Company’s own stock.

Step 2: Evaluation of the instrument’s settlement provisions

ASC 815-40-15-7C states: “An instrument (or embedded feature) shall be considered indexed to an entity's own stock if its settlement amount will equal the difference between…(a) the fair value of a fixed number of the entity's equity shares [and] (b) a fixed monetary amount or a fixed amount of a debt instrument issued by the entity.”

The Company notes that the number of shares to be received under the capped call options is based on the Company’s future share price. The capped call agreements include provisions which call for the Calculation Agent to make various adjustments upon early termination and certain extraordinary events to the strike price and other terms relevant to the exercise, settlement, or payment amount to offset the effect on the fair value of the capped call options resulting from such events. These events include merger, tender offer, nationalization, insolvency, delisting, event of default, a change in law, failure to deliver, or an announcement of certain of these events. Any such adjustments are contractually required to be made in a commercially reasonable manner. Each of these potential conversion rate adjustments “adjusts the terms of the instrument to offset the net gain or loss resulting from a merger announcement or similar event” consistent with those described in ASC 815-40-15-7G. As discussed further under ASC 815-40-15-7G, a merger announcement or any similar type of event may cause an immediate significant change in the price of shares underlying an equity-linked option contract. If such provisions were not included in the contracts, an issuer of a capped call option would not be able to continuously adjust its hedge position in the underlying shares due to the discontinuous stock price change. As a result, changes in the fair value of an equity-linked instrument and the fair value of an offsetting hedge position in the underlying shares will differ, creating a gain or loss for the instrument holder as a result of the merger announcement. Therefore, inclusion of these adjustments in the capped call options are designed to offset the net gain or loss resulting from such an event, and such potential adjustments do not preclude the capped call options from being considered indexed to the Company’s own stock.

As aforementioned in Step 1 above, the counterparties have a right to postpone an exercise or settlement date to the Final Termination Date of December 30, 2019, if the counterparties determine, in their reasonable discretion that such an extension is reasonably necessary or appropriate to:

Securities and Exchange Commission
May 22, 2015

a.Preserve their hedging or hedge unwind activity hereunder in light of existing liquidity conditions in the market; or

b.To enable them to effect purchases of shares in connection with its hedging, hedge unwind or settlement activity in a manner that would be in compliance with applicable legal, regulatory or self-regulatory requirements, or with related policies and procedures applicable to the counterparties.

This feature is consistent with the guidance in ASC 815-40-15-7G.

The Company assessed the potential anti-dilution adjustment for dividends under ASC 815-40-15-7E, which states that “the fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including expected dividends or other dilutive activities”. Such adjustments are meant to offset their effects on the fair value of the capped call options and thus, the adjusting variables are considered to be inputs to the fair value of a fixed-for-fixed contract on equity shares pursuant to ASC 815-40-15. Accordingly, the settlement provisions do not preclude the capped call options from being considered indexed to the Company’s stock.

Also, for the avoidance of doubt, the capped call agreements are explicit that whenever the Calculation Agent is called upon to make an adjustment pursuant to the terms of the agreements or the definitions to take into account the effect of an event, the Calculation Agent shall make such adjustment by reference to the effect of such event on the hedging party, assuming that the hedging party makes a commercially reasonable hedge position.

Accordingly, the settlement provisions do not preclude the capped calls from being considered indexed to the Company’s stock.

Classification in stockholders’ equity

ASC 815-40-25 provides that contracts that require physical settlement or net-share settlement, or contracts that give the Company a choice of net-cash settlement, be classified as equity provided that the criteria of paragraphs ASC 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 are met. The Company notes that it can always control whether to settle the capped call options in cash or net shares under the agreements. The additional criteria for equity classification are analyzed below:

1.Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.

Analysis: The Company will receive, not deliver, shares as the capped call contracts are purchased options held by the Company. Furthermore, upon Early Termination where an amount is calculated in which the Company would owe the counterparty, the amount payable to the Company would be deemed to be zero and therefore under no circumstances would the Company be obligated to deliver shares. Therefore, this criterion is met.

2.Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

Analysis: This criterion is not applicable as the Company will receive, not deliver, shares.

3.Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Securities and Exchange Commission
May 22, 2015

Analysis: This criterion is not applicable as the Company will receive, not deliver, shares.

4.No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Commission.

Analysis: No cash payments by the Company are required. Therefore, this criterion is met.

5.No cash-settled top-off or make-whole provisions. There are no cash settled, top-off or make-whole provisions.

Analysis: There are no such provisions in the capped call options. Therefore, this criterion is met.

6.No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Analysis: The capped call options explicitly state that they do not convey any rights with respect to the transaction that are senior to claims of common stockholders in any bankruptcy proceedings. Therefore, this criterion is met.

7.No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.

Analysis: The capped call options explicitly state that the obligations under the transaction are not secured by any collateral. Therefore, this criterion is met.

Therefore, under ASC 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6, the capped call options met the criteria for classification in equity at issuance, and have been revisited each reporting period to confirm the conclusions reached.

The Company has concluded that, while the capped call options meet the definition of a derivative, they also meet the scope exception outlined in ASC 815-10-74(a). Therefore, they are not required to be accounted for as derivatives pursuant to ASC 815. Instead, the capped call options are classified in the equity section of the Company’s balance sheet. This analysis has been reviewed each reporting period since issuance and there have been no changes to the conclusions reached.

•	Please help us understand what will happen with the capped calls when notes are converted; and

In response to the Staff’s comment, we respectfully advise the Staff that the capped call options were separately negotiated transactions with counterparties who were not necessarily convertible senior note holders, are not a part of the terms of the convertible senior notes, do not affect the rights of the convertible senior note holders, and will take effect regardless of whether the convertible senior notes are converted, so long as the components of the capped call options are in-the-money on the expiration dates. The capped call options allow the Company to purchase shares of its own stock at a specified strike price (which will generally be the same as the strike price of the conversion option in the convertible senior notes, currently $83.5282). Correspondingly, if the convertible senior notes are actually converted, then the number of shares to be issued would be effectively partially offset by the shares received under the capped call options as their components are exercised, unless they were out-of-the-money and the convertible senior notes were also out-of-the-money but converted anyway. Therefore, the capped call options will reduce the potential dilution to holders of the Company’s common stock after a conversion of the convertible senior notes.

Securities and Exchange Commission
May 22, 2015

•	Please expand your disclosures to discuss the key terms of these transactions and correspondingly how they reduce dilution to potential to holders of your common stock.

In response to the Staff’s comment, we hereby undertake to include in future annual and quarterly reports filed with the Commission expanded disclosures regarding the capped call options substantially as follows:

“In connection with the issuances of the convertible senior notes in September and October 2014, the Company paid $65.2 million, in aggregate, to enter into capped call option agreements to reduce the potential dilution to holders of the Company’s common stock after a conversion of the convertible senior notes. Specifically, upon the exercise of the capped call options, the Company would receive shares of its common stock equal to 6,776,152 shares multiplied by (a) (i) the lower of $126.08 or the then market price of its common stock, less (ii) $83.53, and divided by (b) the then market price of its common stock. The results of this formula are that the Company would receive more shares as the market price of its common stock exceeds $83.53 and approaches $126.08, but the Company would receive fewer shares as the market price of its common stock exceeds $126.08. Consequently, if the convertible senior notes are converted, then the number of shares to be issued by the Company would be effectively partially offset by the shares received by the Company under the capped call options as they are exercised.

The Company can also elect to receive the equivalent value of cash in lieu of shares. The capped call options expire on various dates ranging from September 4, 2019 to October 29, 2019 and the formula above would be adjusted in the event of a merger; a tender offer; nationalization, insolvency or delisting of the Company’s common stock; changes in law; failure to deliver; insolvency filing; stock splits, combinations, dividends, repurchases or similar events; or an announcement of certain of the preceding actions. Although intended to reduce the net number of shares issued after a conversion of the convertible senior notes, the capped call options were separately negotiated transactions, are not a part of the terms of the convertible senior notes, do not affect the rights of the convertible senior note holders and will take effect regardless of whether the convertible senior notes are actually converted. The capped call options met the criteria for equity classification because they are indexed to the Company’s common stock and the Company always controls whether settlement will be in shares or cash. As a result, the amount paid for the capped call options was recorded as a reduction to additional paid-in capital. The capped call options are excluded from the calculation of diluted net income (loss) per share attributable to common stockholders as their effect is antidilutive.”

Form 8-K
Exhibit 99.1

3. Please clarify in your definition of retained value as to whether MyPower loans are included in this metric. Your disclosures currently indicate that this metric excludes consumer loan energy contracts; however, your disclosures elsewhere in this exhibit indicate that MyPower loans have been reflected in your measures of both nominal contracted payments remaining and retained value.

In response to the Staff’s comment, SolarCity respectfully advises the Staff that, within the shareholder letter attached as Exhibit 99.1 to the Form 8-K, MyPower consumer loans were not included in the definition or calculation of Retained Value, and were included in the definition and calculation of Nominal Contracted Payments Remaining.

SolarCity launched its MyPower consumer loan product in the fourth quarter of 2014.  In evaluating how to report the operating results of MyPower consumer loans, SolarCity initially determined to continue historic reporting of Retained Value including only leases and power purchase agreements (“PPAs”), and to separately report the incremental Retained Value of MyPower contracts. This is reflected by multiple statements made in the shareholder letter, such as “Our forecast of Retained Value for our PPAs/leases was up to $2.4 billion (and MyPower would have added an additional estimated $166 million in unlevered Retained Value).”

Securities and Exchange Commission
May 22, 2015

In reporting Nominal Contracted Payments Remaining as of December 31, 2014, SolarCity included MyPower contracts, along with our historic Energy Contracts of leases and PPAs, to report our estimate of the nominal (i.e., undiscounted) future cash flows projected under our customer contracts.  Retained Value differs from Nominal Contracted Payments Remaining by applying a discount rate to projected cash flows, deducting certain expected expenses, and making certain renewal assumptions.  As a result of these differences, particularly in light of the typical 30-year term of MyPower contracts as compared to 20-year initial term of leases and PPAs, we thought it was most appropriate to include MyPower contracts in the definition and calculation of Nominal Contracted Payments Remaining, and to separately report the incremental Retained Value of MyPower contracts.

The Company hereby undertakes in future annual and quarterly reports filed with the Commission and future announcements furnished to the Commission, as applicable, to provide additional clarity in specifying how each type of customer contract is treated in the definition and calculation of our operating metrics.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct your questions or comments to me at (650) 963-4596.  In addition, we respectfully request that you provide a copy of any additional comments you may have to my attention at bbuss@solarcity.com.  Thank you for your assistance.

SOLARCITY CORPORATION

/s/ Brad W. Buss

Brad W. Buss
Chief Financial Officer

cc:

Lyndon R. Rive, President and Chief Executive Officer
Donald R. Kendall, Jr., Chairman, Audit Committee
Seth R. Weissman, General Counsel, Executive Vice President and Secretary
Keith D. Lupton, Ernst & Young LLP
Steven V. Bernard, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Michael E. Coke, Esq., Wilson Sonsini Goodrich & Rosati, P.C.